Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
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www.stradley.com

December 29, 2011

VIA EDGAR

Mr. John Grzeskiewicz

Ms. Kathy Cherko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MTB Group of Funds

File No. 333-178305

Dear Mr. Grzeskiewicz and Ms. Cherko:

On behalf of the MTB Group of Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed on December 21, 2011, by each of you via telephone to me, with regard to the Registrant’s registration statement on Form N-14 relating to the internal reorganizations within the Registrant (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2011 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made on or about January 6, 2012, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.	Text: Page 2 of Shareholder Letter, item (iv) in the second to last sentence of the second paragraph states:

“(iv) the only other alternative for each Target Fund is liquidation, which is not an attractive option for Target Fund shareholders.”

Comment: Delete the word “only” from before the phrase “other alternative.” Also, consider adding to the section titled “Reasons for the Reorganization and

Philadelphia, PA — Malvern, PA — Harrisburg, PA — Wilmington, DE — Cherry Hill, NJ — Washington, DC

A Pennsylvania Limited Liability Partnership

Trustees’ Consideration” an explanation of why liquidation is not an attractive option to shareholders.

Response: The Registrant will delete the word “only” and will provide in the section titled “Reasons for the Reorganization and Trustees’ Consideration” an explanation of why liquidation is not an attractive option to shareholders.

2.	Text: The footnote in the “Overview” section on Page 1 of the Combined Prospectus/Proxy Statement states:

“With regard to the money market funds, on or about January 20, 2012, Class I Shares will be redesignated as Select Class Shares, Class I2 Shares will be redesignated as Administrative Class Shares, and Class A Shares will be redesignated as Service Class Shares pursuant to a plan of recapitalization.”

Comment: Consider including a brief description of the plan of recapitalization and its purpose in the Combined Prospectus/Proxy Statement.

Response: Registrant respectfully declines this comment and believes that the current disclosure is sufficient with regard to informing shareholders of what they need to know about the plan of recapitalization and the impending changes that will occur with regard to the names of the share classes. The plan of recapitalization does not need shareholder approval, and the recapitalization will occur prior to the reorganization. Additional discussion of the plan of recapitalization may confuse shareholders about what they are being asked to approve.

3.	Text: Page 3 in the “Overview” section of the Combined Prospectus/Proxy Statement, the last sentence of the first paragraph under “How do the fees of the Acquiring Fund compare to those of each Target Fund?” states:

“The Class A Shares of the Tax Free Money Market Fund, unlike Class A Shares of the NY Tax Free Money Market Fund will be subject to a 0.25% Rule 12b-1 fee and as a result shareholders may experience an increase in their annual fund operating expenses.”

Comment: Bold the sentence.

Response: The sentence will be bolded as requested.

4.	Text: Page 4 in the “Overview” section of the Combined Prospectus/Proxy Statement, the first and second sentences of the third paragraph under “Are the investment goals and strategies of each Target Fund similar to the investment goals and strategies of its corresponding Acquiring Fund?” states:

“The U.S. Government Bond Fund’s investment goal and strategies are similar to those of the Short Duration Government Bond Fund. Both Funds seek primarily current income, but the U.S. Government Bond Fund secondarily seeks capital appreciation while the Short Duration Government Fund has a more conservative secondary investment objective of preservation of capital.”

Comment: Consider highlighting any differences in maturity or duration between the two funds.

Response: Disclosure in the section “Comparison of Investment Goals and Strategies” that highlights the differences in maturity and duration between the two funds will be added to the “Overview” section.

5.	Text: Fee table on page 14 for the Prime Money Market Fund and Wilmington Prime Money Market Fund into Money Market Fund.

Comment: Explain supplementally why for the new Institutional Class Shares “Other Expenses” drops two basis points.

Response: The reduction in “Other Expenses” presented under the pro forma combined fee table for the new Institutional Class Shares represents the benefit that the Registrant anticipates that shareholders will achieve as a result of spreading fund wide fixed costs over a greater amount of net assets if each of the proposed reorganizations are approved.

6.	Text: The last sentence of footnotes 1 and 2 to the fee table on page 19 regarding the reorganization of the U.S. Government Bond Fund into Short Duration Government Bond Fund states:

“This waiver may be amended or withdrawn after August 31, 2012, or with the agreement of the Fund’s Board of Trustees.”

Comment: The waiver only lasts until August 31, 2012. If the waiver is less than one year, then the Registrant may not show in the fee table the row titled “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements.” If the waiver is not continuing to August 2013, please revise fee table and example.

Response: Disclosure regarding the MTB U.S. Government Bond Fund and the MTB Short Duration Government Bond Fund in the fee table and in footnotes 1 and 2 to the fee table mirror the current disclosure in the MTB U.S. Government Bond Fund’s and the MTB Short Duration Government Bond Fund’s prospectus dated August 31, 2011. With regard to the expense information for the “Acquiring Fund after Reorganization with the Target Fund (pro forma combined),” a new footnote 3 will be added to reflect that the waiver will continue until August 31, 2013. Because the Registrant believes that the row titled “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements” is the most relevant expense number to shareholders, the Registrant, for ease of comparison by shareholders, will keep that expense information for the MTB U.S. Government Bond Fund, MTB Short Duration Government Bond Fund and “Acquiring Fund after Reorganization with the Target Fund (pro forma combined)” in the fee table.

7.	Text: Fee table footnotes on page 19 regarding the reorganization of the U.S. Government Bond Fund into Short Duration Government Bond Fund

Comment: Disclose any exclusions or recoupments in the footnotes.

Response: There are no exclusions or recoupments related to this fee limitation.

8.	Text: Page 25, the section titled “The Proposed Reorganizations”

Comment: Disclose the total estimated cost of the reorganization. Also confirm that the Registrant has performed a North American Security Trust (“NAST”) analysis.

Response: The Registrant respectfully declines your comment to include the total estimated cost of the reorganization. The Combined Proxy/Prospectus already discloses that “the cost of the solicitation related to the Reorganizations, including any costs directly associated with preparing, filing, printing, and distributing to the shareholders of each Target Fund all materials relating to this Prospectus/Proxy Statement and soliciting shareholder votes, as well as the conversion costs associated with the Reorganizations, will be borne by MTBIA or its affiliates.” Since shareholders will not be bearing the costs of the Reorganization, the estimated cost of the Reorganization is not relevant to their approval of the Reorganization. Registrant confirms that it has performed a NAST analysis.

9.	Text: Capital loss carryover presentation on page 29 of the Combined Prospectus/Proxy Statement and in Pro Forma Financial Information states:

At April 30, 2011, the following Funds had capital loss carryovers:

	NY Tax-Free Money Market Fund (Target Fund)	Tax-Free Money Market Fund (Acquiring Fund)
Total Capital Loss Carryovers	$72,023 (expiring 2019)	$0

	U.S. Government Bond Fund (Target Fund)	Short Duration Government Bond Fund (Acquiring Fund)
Total Capital Loss Carryovers	$2,936,468 (expiring 2015)	$841,273 (expiring 2019)

Comment: Consider making the presentation consistent with presentation in the Combined Prospectus/Proxy Statement and Pro Forma Financial Information for the MTB Group of Funds-WT Mutual Fund reorganization or vice versa.

Response: The Registrant respectfully declines this comment. The differences in presentation are deliberate. The additional information that is provided for the Wilmington Multi-Manager International Fund/MTB International Equity Fund reorganization in the Form N-14 for the MTB Group of Funds-WT Mutual Fund reorganization is either not relevant, in the case of the MTB New York Tax Free Money Market Fund/ MTB Tax-Free Money Market Fund reorganization or not material, in the case of MTB U.S. Government Bond Fund/MTB Short Duration Government Bond Fund reorganization. The Registrant believes that including such information may only confuse shareholders.

10.	Text: Page 4 of the Statement of Additional Information, Pro Forma Financial Information.

Comments:

a) The Class A shareholders of the MTB New York Tax Free Money Market Fund will become subject to a 0.25% Rule 12b-1 fee after they reorganize with the MTB Tax Free Money Market Fund and receive Class A Shares (to be redesignated Service Shares) of the MTB Tax Free Money Market Fund. Add disclosure to the Pro Forma Financial Information to reflect the additional Rule 12b-1 fee expense for shareholders of the MTB New York Tax Free Money Market Fund.

b) Either disclose any additional expenses resulting from portfolio realignment of the fund (other than in the ordinary course of business) or disclose that there are no additional expenses resulting from portfolio realignment of the funds (other than in the ordinary course of business).

Responses:

a) Disclosure will be added that notes that former Class A shareholders of the MTB New York Tax Free Money Market Fund will become subject to a 0.25% Rule 12b-1 fee after they reorganize with the MTB Tax Free Money Market Fund and receive Class A Shares (to be redesignated Service Shares) of the MTB Tax Free Money Market Fund.

b) Disclosure stating that there are no significant additional expenses resulting from the portfolio realignment of the funds (other than in the ordinary course of business) will be added.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8149 or in my absence, Cillian Lynch at (202) 419-8416.

Regards,

/s/ Kenneth L. Greenberg

Kenneth L. Greenberg, Esquire

cc:	Jeffrey M. Seling

Alison M. Fuller, Esquire